--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            MAXWELL SHOE COMPANY INC.
                       (Name of Subject Company (Issuer))

                              MSC ACQUISITION CORP.
                            JONES APPAREL GROUP, INC.
                      (Names of Filing Persons -- Offerors)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    577766108
                      (CUSIP Number of Class of Securities)

                               IRA M. DANSKY, ESQ.
                            JONES APPAREL GROUP, INC.
                                  1411 BROADWAY
                            NEW YORK, NEW YORK 10018
                            TELEPHONE: (212) 536-9526
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             SCOTT A. BARSHAY, ESQ.
                           CRAVATH, SWAINE & MOORE LLP
                                 WORLDWIDE PLAZA
                                825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 474-1000



--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**

--------------------------------------------------------------------------------
              $331,929,140                              $42,056

--------------------------------------------------------------------------------

* For purposes of calculating the amount of filing fee only. Based on the offer to purchase 16,596,457 shares of Class A Common Stock, par value $.01 per share, of Maxwell Shoe Company Inc., including the associated preferred stock purchase rights, at a purchase price of $20.00 per share, net to the seller in cash, without interest. Such number represents the total of 14,837,806 shares issued and outstanding as of March 4, 2004 (as reported in Maxwell Shoe Company Inc.'s Quarterly Report on Form 10-Q for Maxwell Shoe Company Inc.'s fiscal quarter ended January 31, 2004), and 1,758,651 shares issuable upon the exercise of stock options outstanding as of February 24, 2004 (as reported in Maxwell Shoe Company Inc.'s Proxy Statement for Maxwell Shoe Company Inc.'s 2004 annual meeting of stockholders).

** The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and equals 0.00012670% of the transaction valuation based on Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission (the "Commission") on January 26, 2004.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:           None

      Form or Registration No.:         Not applicable

      Filing Party:                     Not applicable

      Date Filed:                       Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                                   SCHEDULE TO

      This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights"), at a price of $20.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated March 23, 2004, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of Purchaser and Jones.

      The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

During the last five years, to the best knowledge of Purchaser and Jones, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of violations of such laws.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between Purchaser, Jones or any of Jones's other subsidiaries or, to the best knowledge of Purchaser and Jones, any of the persons listed in Schedule I to the Offer to Purchase, on the one hand, and Maxwell or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as described in the Offer to Purchase, none of Purchaser or Jones or, to the best knowledge of Purchaser and Jones, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser or Jones or any of the persons listed in Schedule I to the Offer to Purchase, beneficially owns any equity security of Maxwell; and except as described in the Offer to Purchase, none of Purchaser or Jones or, to the best knowledge of Purchaser and Jones, any associate or majority-owned subsidiary of Purchaser and Jones, has effected any transaction in any equity security of Maxwell during the past 60 days.

ITEM 12. EXHIBITS.

         (a)(1)(A)     Offer to Purchase, dated March 23, 2004.

         (a)(1)(B)     Letter of Transmittal.

         (a)(1)(C)     Notice of Guaranteed Delivery.

         (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(1)(G) Press release issued by Jones Apparel Group, Inc., dated March 23, 2004, announcing the commencement of the Offer.

         (a)(1)(H)     Summary Advertisement published March 23, 2004.

         (b)(1) Three Year Credit Agreement, dated as of June 10, 2003, by and among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, J.P. Morgan

                       Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.2 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 5, 2003 filed with the Commission on August 14, 2003).

         (b)(2) Five-Year Credit Agreement, dated as of June 15, 1999, as amended, among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, and Wachovia Bank, National Association (as successor to First Union National Bank), as Administrative Agent, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank) and Citibank, N.A., as Syndication Agents and Bank of America, N.A. (as successor to Nationsbank, N.A.), as Documentation Agent (incorporated by reference to Exhibit 10.2 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 4, 1999 filed with the Commission on August 17, 1999).

         (b)(3) Waiver and Amendment No. 2 to the Five-Year Credit Agreement, dated as of June 10, 2003, among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, and Wachovia Bank National Association (as successor to First Union National Bank), as Administrative Agent, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank) and Citibank, N.A., as Syndication Agents and Bank of America, N.A. (as successor to Nationsbank, N.A.), as Documentation Agent (incorporated by reference to Exhibit
                       10.1 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 5, 2003 filed with the Commission on August 14, 2003).

         (c)           Not applicable.

         (d) License Agreement, dated November 1, 1999, as amended, among Anne Klein, a division of Kasper, Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934).

         (e)           Not applicable.

         (f)           Not applicable.

         (g)           Not applicable.

         (h)           Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of March 23, 2004 that the information set forth in this statement is true, complete and correct.

                                     MSC ACQUISITION CORP.,

                                     By:          /s/ Wesley R. Card
                                         ---------------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Financial Officer
                                                  and Treasurer


                                     JONES APPAREL GROUP, INC.,

                                     By:          /s/ Wesley R. Card
                                         ---------------------------------------
                                           Name:  Wesley R. Card
                                           Title: Chief Operating and Financial
                                                  Officer

EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION

(a)(1)(A)         Offer to Purchase, dated March 23, 2004.

(a)(1)(B)         Letter of Transmittal.

(a)(1)(C)         Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G) Press release issued by Jones Apparel Group, Inc., dated March 23, 2004, announcing the commencement of the Offer.

(a)(1)(H)         Summary Advertisement published March 23, 2004.

(b)(1) Three Year Credit Agreement, dated as of June 10, 2003, by and among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.2 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 5, 2003 filed with the Commission on August 14, 2003).

(b)(2) Five-Year Credit Agreement, dated as of June 15, 1999, as amended, among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, and Wachovia Bank, National Association (as successor to First Union National Bank), as Administrative Agent, JPMorgan Chase Bank (as successor to The Chase Manhattan

                  Bank) and Citibank, N.A., as Syndication Agents and Bank of America, N.A. (as successor to Nationsbank, N.A.), as Documentation Agent (incorporated by reference to Exhibit 10.2 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 4, 1999 filed with the Commission on August 17, 1999).

(b)(3) Waiver and Amendment No. 2 to the Five-Year Credit Agreement, dated as of June 10, 2003, among Jones Apparel Group USA, Inc., the additional obligors referred to therein, the lenders referred to therein, and Wachovia Bank, National Association (as successor to First Union National Bank), as Administrative Agent, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank) and Citibank, N.A., as Syndication Agents and Bank of America, N.A. (as successor to Nationsbank, N.A.), as Documentation Agent (incorporated by reference to Exhibit 10.1 to Jones Apparel Group, Inc.'s Quarterly Report on Form 10-Q for the six months ended July 5, 2003 filed with the Commission on August 14, 2003).

(c)               Not applicable.

(d) License Agreement, dated November 1, 1999, as amended, among Anne Klein, a division of Kasper A.S.L., B.D.S., Inc.,
                  Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934).

(e)               Not applicable.

(f)               Not applicable.

(g)               Not applicable.

(h)               Not applicable.